Filed Pursuant to Rule 424(b)(3)
                                                File No. 333-27349



                                   PROSPECTUS

                                 640,493 Shares
                                 MicroAge, Inc.
                                  Common Stock

         This Prospectus relates to the offer and sale by Judy C. Flynn ("Selling Stockholder") of 640,493 shares of the Common Stock, $0.01 par value per share (the "Common Stock"), of MicroAge, Inc., a Delaware corporation (the "Company"). The Company will not receive any portion of the proceeds from the sale of the Common Stock offered hereby. The Company's Common Stock is traded on Nasdaq National Market under the symbol "MICA." On June 2, 1997, the closing sale price for the Common Stock, as reported by Nasdaq National Market, was $18.875 per share.

         The Selling Stockholder may from time to time effect sales of Common Stock in one or more transactions pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), in privately negotiated transactions, or in ordinary broker's transactions on Nasdaq National Market, at the price prevailing at the time of such sales, at prices relating to such prevailing market prices, or at negotiated prices. It is anticipated that any broker-dealers participating in such sales of securities will receive the usual and customary selling commissions. The net proceeds to the Selling Stockholder will be the proceeds received by her upon such sales, less brokerage commissions. All expenses of registration incurred in connection with this offering are being borne by the Company. The brokerage and other expenses of sale incurred by the Selling Stockholder will be borne by the Selling Stockholder. See "Plan of Distribution" and "Selling Stockholder."

                   -------------------------------------------

         See "Risk Factors" on page 3 for a discussion of certain factors that should be considered by prospective purchasers of the Common Stock offered hereby.
                   -------------------------------------------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  June 3, 1997

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements, and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding registrants, such as the Company, that file electronically with the Commission. In addition, the Company's Common Stock is traded on Nasdaq National Market. Reports, proxy statements, and other information filed by the Company are also available for inspection at the offices of Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

         This Prospectus constitutes a part of a registration statement on Form S-3 (the "Registration Statement") that the Company has filed with the Commission under the Securities Act. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement and the exhibits thereto and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the Common Stock offered hereby. Statements contained in this Prospectus as to the provisions of any documents filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete and, in each instance, reference is made to the copy of such document as so filed. Each such statement is qualified in its entirety by such reference.

                      INFORMATION INCORPORATED BY REFERENCE

         The following documents have been filed by the Company with the Commission and are hereby incorporated by reference in this Prospectus: (i) the Annual Report of the Company on Form 10-K for the fiscal year ended November 3, 1996, and (ii) the Quarterly Report of the Company on Form 10-Q for the fiscal quarter ended February 2, 1997. All other documents and reports filed by the Company with the Commission pursuant to Sections 13, 14, or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering of the Common Stock shall be deemed to be incorporated by reference in this Prospectus and to be made a part hereof from their respective dates of filing.

         Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will cause to be furnished without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all documents incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in the document which this Prospectus incorporates). Requests should be directed to Investor Relations, MicroAge, Inc., 2400 South MicroAge Way, Tempe, Arizona 85282; telephone: (602) 366-2414.

                                  RISK FACTORS

         The purchase of the Common Stock offered hereby involves substantial risk. The following matters, including those mentioned elsewhere, should be considered carefully by a prospective investor in evaluating a purchase of the Common Stock.

Intense Competition

         The computer reseller industry is characterized by intense competition, based primarily on product availability, price, speed of delivery, credit availability, ability to tailor specific solutions to customer needs, quality and breadth of product lines, service and post-sale support, and quality of customer training. In addition, the Company faces competition in the recruitment and retention of franchised and non- franchised resellers. The Company and its reseller locations compete for sales with numerous other computer resellers, including (i) master resellers; (ii) direct resellers; (iii) wholesalers (resellers that do not sell to end-users); (iv) vendors that sell directly to large purchasers; and (v) parties that implement other sales methods, such as direct mail, computer "superstores," and mass merchandisers. There can be no assurance that the Company will not lose market share, or that it will not be forced in the future to reduce its prices in response to the actions of its competitors and thereby experience a reduction in its gross margins.

Narrow Margins

         The Company has experienced low operating and gross profit margins caused by intense price competition within its industry. The Company has partially offset the effect of the low margins by achieving increased revenue and reduced operating expenses as a percentage of revenue; however, there can be no assurance that the Company will maintain or increase revenue or further reduce expenses (as a percentage of revenue) in the future. Future operating and gross profit margins may be adversely affected by market pressures, the introduction of new Company initiatives, changes in revenue mix, the Company's utilization of early payment discount opportunities, vendor pricing actions, and other competitive and economic pressures.

Dependence on Vendor Incentives and Marketing Development Funds

         The Company receives funds from certain vendors which are earned through marketing programs, meeting established purchasing objectives, or meeting other objectives determined by the vendor. There can be no assurance that these programs will be continued by the vendors. A substantial reduction in the vendor funds available to the Company would have an adverse effect on the Company's results of operations.

Product Supply; Dependence on Key Vendors

         The computer reseller industry continues to experience product supply shortages and customer order backlogs due to the inability of certain manufacturers to supply certain products. In addition, certain vendors have initiated new channels of distribution that increase competition for the available product supply. There can be no assurance that vendors will be able to maintain an adequate supply of products to fulfill all of the Company's customer orders on a timely basis. Although the Company has not historically encountered such conditions, the failure to obtain adequate product supplies, if competitors were able to obtain them, could have a material adverse effect on the Company's results of operations.

         Three vendors of the Company each represented more than 10% of total product sales for the year ended November 3, 1996. They were COMPAQ Computer Corporation ("COMPAQ"), Hewlett-Packard Company ("Hewlett-Packard"), and International Business Machines Corporation ("IBM"). In 1996, sales of products from COMPAQ, Hewlett-Packard, and IBM represented 22%, 20%, and 14%, respectively, of the Company's total product sales. Sales of these three manufacturers' products represented approximately 56% of the Company's revenue from product sales during both fiscal 1996 and fiscal 1995.

         The Company's agreements with these vendors generally are renewed periodically and permit termination by the vendor without cause, generally upon 30 to 90 days' notice, depending on the vendor. In addition, the Company's business is dependent upon price and related terms and product availability provided by its key vendors. Although the Company considers its relationships with COMPAQ, Hewlett-Packard, and IBM to be good, there can be no assurance that these relationships will continue as presently in effect or that changes by one or more of these key vendors in their volume discount schedules or other marketing programs would not adversely affect the Company. Termination or nonrenewal of the Company's agreements with COMPAQ, Hewlett-Packard, or IBM would have a material adverse effect on the Company's business.

Open Sourcing

         In the past, certain of the Company's vendors required resellers to purchase their products and services exclusively from one source. Vendors have generally removed this requirement, resulting in "open sourcing" of their products. To date, open sourcing has significantly contributed to the rapid growth of the Company's sales to value-added resellers. However, competitive pricing pressures throughout the industry have intensified; these competitive pressures have been particularly evident in the Company's distribution business. During fiscal 1996, 61% of total sales were attributable to the Company's distribution business and 39% of total sales were attributable to its systems integration business. While the Company believes that it can effectively compete for sales of those products available under open sourcing, there can be no assurance that open sourcing will not adversely affect the Company's business.

Potential Fluctuations in Quarterly Results

         The Company's operating results may vary significantly from quarter to quarter depending on certain factors, including, but not limited to, demand for the Company's information technology products and services, product availability, competitive conditions, new product introductions, and general economic conditions. In particular, the Company's operating results are sensitive to changes in the mix of product and service revenues, product margins, inventory adjustments, and interest rates. Although the Company attempts to control its expense levels, these levels are based, in part, on anticipated revenues. Therefore, the Company may not be able to control spending in a timely manner to compensate for any unexpected revenue shortfall. As a result, quarterly period-to-period comparisons of the Company's financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. In addition, although the Company's financial performance has not exhibited significant seasonality in the past, the Company and the computer industry in general tend to follow a sales pattern with peaks occurring near the end of the calendar year, due primarily to special vendor promotions and year-end business purchases.

Risk of Declines in Inventory Value

         The Company's business is subject to the risk that the value of its inventory will be adversely affected by price reductions by suppliers or by technological changes affecting the usefulness or desirability of the products comprising the inventory. It is the policy of most suppliers of the Company's products to protect distributors such as the Company, who purchase directly from such suppliers, from the loss in value of inventory due to technological change or the supplier's price reductions. Under the terms of many of the Company's distribution agreements, suppliers will credit the Company for inventory losses resulting from the supplier's price reductions if the Company complies with certain conditions. In addition, under many of the Company's agreements, the Company has the right to return for credit or exchange for other products a portion of the inventory items purchased, within a designated period of time. Since the Company can only return a portion of its inventory, the Company could be forced to liquidate nonreturnable aged inventory at prices below the Company's cost. A supplier who elects to terminate a distribution agreement may repurchase from the distributor the supplier's products carried in the distributor's inventory. The industry practices discussed above are sometimes not embodied in written agreements and do not protect the Company in all cases from declines in inventory value. No assurance can be given that such practices will continue, that unforeseen new product developments will not materially adversely affect the Company, or that the Company will be able to successfully manage its existing and future inventories. The Company establishes reserves for estimated losses due to obsolete inventory in the normal course of business. Historically, the Company has not experienced losses due to obsolete inventory materially in excess of established inventory reserves. However, significant declines in inventory value in excess of established inventory reserves could materially adversely affect the Company's business, financial condition, or results of operations.

No Assurance of Successful Acquisitions

         In order to establish or solidify its presence in strategic markets or in response to competitive pressures, the Company has made, and in the future may make, acquisitions of or investments in additional reseller locations. Any acquisitions by the Company may result in potentially dilutive issuances of equity securities, the incurrence of additional debt, and amortization of expenses related to goodwill and intangible assets, all of which could adversely effect the Company's profitability. Acquisitions involve numerous risks, such as the diversion of the attention of the Company's management from other business concerns, the entrance of the Company into markets in which it has had no or only limited experience, the integration of the acquired companies' management information systems with those of the Company, and the potential loss of key employees of the acquired companies, all of which could have a material adverse effect on the Company's business, financial condition, or results of operations.

Capital Intensive Nature of Business

         The Company's business requires significant levels of capital to finance accounts receivable and product inventory that is not financed by trade creditors. The Company has financed its growth and cash needs to date primarily through working capital financing facilities, bank credit lines, common stock offerings, and cash generated from operations. The primary uses of cash have been to fund increases in inventory and accounts receivable resulting from increased sales. If the Company is successful in achieving continued revenue growth, its working capital requirements will continue to increase.

         The Company maintains three primary financing agreements (the "Financing Agreements") with an aggregate borrowing capacity of $675 million. The Financing Agreements expire in August 1998, but any of the Financing Agreements may be terminated 90 days after either party gives the other party notice of termination. At May 4, 1997, the Company had approximately $367 million outstanding under the Financing Agreements. Of the $675 million of borrowing capacity represented by the Financing Agreements, $308 million was unused as of May 4, 1997. Utilization of the unused $308 million is dependent upon, among other things, the Company's collateral availability at the time the funds would be needed.

         The unavailability of a significant portion of, or the loss of, the Financing Agreements or trade credit from vendors would have a material adverse effect on the Company. There can be no assurance that the Company will be able to borrow adequate amounts on terms acceptable to the Company.

Dependence on Information Systems

         The Company depends on a variety of information systems for its operations, particularly its centralized information processing system which supports, among other things, inventory management, order processing, shipping, receiving, and accounting. Although the Company has not in the past experienced significant failures or down time of its centralized information processing system or any of its other information systems, any such failure or significant down time could prevent the Company from taking customer orders, printing product pick-lists, and/or shipping product and could prevent customers from accessing price and product availability information from the Company. In such event, the Company could be at a severe disadvantage in determining appropriate product pricing or the adequacy of inventory levels or in reacting to rapidly changing market conditions. A failure of the Company's information systems which impacts any of these functions could have a material adverse effect on the Company's business, financial condition, or results of operations. In addition, the inability of the Company to attract and retain the highly-skilled personnel required to implement, maintain, and operate its centralized information processing system and the Company's other information systems could have a material adverse effect on the Company's business, financial condition, or results of operations. In order to react to changing market conditions, the Company must continuously expand and improve its centralized information processing system and its other information systems. There can be no assurance that the Company's information systems will not fail, that the Company will be able to attract and retain qualified personnel necessary for the operation of such systems, or that the Company will be able to expand and improve its information systems.

Dependence on Independent Shipping Companies

         The Company relies almost entirely on arrangements with independent shipping companies for the delivery of its products. Products are shipped from suppliers to the Company through a variety of independent common carriers. Currently, United Parcel Service ("UPS") delivers the substantial majority of the Company's products to its reseller customers. The termination of the Company's arrangements with UPS or other independent shipping companies, or the failure or inability of one or more of these independent shipping companies to deliver products from suppliers to the Company, or products from the Company to its reseller customers or their end-user customers could have a material adverse effect on the Company's business, financial condition, or results of operations. For instance, an employee work stoppage or slow-down at one or more of these independent shipping companies could materially impair that shipping company's ability to perform the services required by the Company. There can be no assurance that the services of any of these independent shipping companies will continue to be available to the Company on terms as favorable as those currently available or that these companies will choose or be able to perform their required shipping services for the Company.

Rapid Technological Change

         The Company's industry is subject to rapid technological change, new and enhanced product specification requirements, and evolving industry standards. These changes may cause inventory and stock to decline substantially in value or to become obsolete. In addition, suppliers may give the Company limited or no access to new products being introduced. Although the Company believes that it has adequate price protection and other arrangements with its suppliers to avoid bearing the costs associated with these changes, no assurance can be made that future technological or other changes will not have a material adverse effect on the business, financial condition, or results of operations of the Company. See "-Risk of Declines in Inventory Value."

Possible Volatility of Stock Price

         The market price of the Common Stock could be subject to wide fluctuations in response to quarterly variations in the Company's results of operations, changes in earnings estimates by research analysts, conditions in the computer industry, or general market or economic conditions, among other factors. In addition, in recent years the stock market has experienced significant price and volume fluctuations. These fluctuations have had a substantial effect on the market prices of many technology companies, often unrelated to the operating performance of the specific companies. Such market fluctuations could materially adversely affect the market price for the Common Stock.

Disclosure Regarding Forward-Looking Statements

         This Prospectus, including all documents incorporated herein by reference, contains forward- looking statements. Additional written or oral forward-looking statements may be made by the Company from time to time in filings with the Commission or otherwise. The words "believe," "expect," "anticipate," "estimate," "project," and similar expressions identify forward-looking statements. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements may include, but not be limited to, projections of revenues, income, or loss, capital expenditures, acquisitions, plans for future operations, financing needs or plans, the impact of inflation and plans relating to products or services of the Company, as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Statements in this Prospectus, including those set forth above, describe factors, among others, that could contribute to or cause such differences.

                                 USE OF PROCEEDS

         All 640,493 shares of Common Stock offered hereby are being offered by the Selling Stockholder. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholder.

                               SELLING STOCKHOLDER

         On January 15, 1997, a subsidiary of the Company merged with and into Advanced Systems Consultants, Inc. ("ASC") pursuant to an Agreement and Plan of Reorganization, dated January 14, 1997 (the "Agreement"). Prior to the merger, ASC was one of the Company's reseller locations and purchased substantial amounts of the Company's products for resale to its customers. At the time of the merger, the Selling Stockholder owned all of the issued and outstanding shares of the capital stock of ASC. As a result of the merger, ASC became a wholly-owned subsidiary of the Company and the Selling Stockholder's shares of ASC common stock were automatically canceled and extinguished and were converted into 640,493 shares of the Company's Common Stock. Under the Agreement, the Company is required to register for public sale those shares of Common Stock issued to the Selling Stockholder. This Prospectus is a part of the Registration Statement filed by the Company in order to satisfy this requirement. In addition, in connection with the Agreement, the Company entered into a one-year Employment Agreement with the Selling Stockholder pursuant to which she is paid an annual base salary of $120,000.

         The following table provides certain information with respect to the Common Stock owned by the Selling Stockholder as of May 14, 1997.

                      Percentage of                               Percentage of
 No. of Shares         Common Stock                               Common Shares
  of Common           Owned Prior to       No. of Common         Owned After the
  Stock Owned          Offering(1)        Shares Offered           Offering(2)
  -----------          -----------        --------------           -----------

    640,493               4.1%                640,493                 0%

----------

(1) Includes all shares of Common Stock beneficially owned by the Selling Stockholder as a percentage of the 15,481,129 shares of Common Stock outstanding at May 14, 1997.

(2) Assumes that Selling Stockholder disposes of all the shares of Common Stock covered by this Prospectus and does not acquire any additional shares of Common Stock.

                              PLAN OF DISTRIBUTION

         This Prospectus relates to the sale of 640,493 shares of Common Stock by Selling Stockholder. The Selling Stockholder may from time to time effect sales of Common Stock in one or more transactions pursuant to Rule 144 under the Securities Act, in privately negotiated transactions, or in ordinary broker's transactions on Nasdaq National Market, at the price prevailing at the time of such sales, at prices relating to such prevailing market prices, or at negotiated prices. It is anticipated that any broker-dealers participating in such sales of securities will receive the usual and customary selling commissions.

         The Company will pay all of the expenses incident to the registration of the Common Stock offered hereby, other than commissions and selling expenses with respect to the Common Stock being sold by the Selling Stockholder.

                                  LEGAL MATTERS

         The validity of the Common Stock offered hereby will be passed upon for the Company by Snell & Wilmer L.L.P., One Arizona Center, Phoenix, Arizona 85004.

                                     EXPERTS

         The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the fiscal year ended November 3, 1996, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of such firm as experts in auditing and accounting.

========================================    ====================================

No dealer,  salesperson, or other person
has been  authorized in connection  with
this offering to give any information or
to make any  representations  other than
those  contained in this Prospectus and,                MicroAge, Inc.
if given or made,  such  information  or
representations  must not be relied upon
as  having   been   authorized   by  the
Company.  Neither  the  delivery of this                    640,493
Prospectus  nor any sale made  hereunder
shall, under any  circumstances,  create                    Shares
any  implication  that there has been no                      of
change  in the  affairs  of the  Company                 Common Stock
since  the  date   hereof  or  that  the
information  contained herein is correct
as of any  date  subsequent  to the date
hereof.   This   Prospectus   does   not
constitute   an   offer  to  sell  or  a
solicitation  of an  offer to buy any of
the securities  offered hereby by anyone
in  any  jurisdiction  in  which  it  is
unlawful   to   make   such   offer   or
solicitation.



            TABLE OF CONTENTS
                                    Page
                                    ----

Available Information..................2
Information Incorporated by
Reference..............................2                  PROSPECTUS
Risk Factors...........................3
Use of Proceeds........................6
Selling Stockholder....................7
Plan of Distribution...................7
Legal Matters..........................7
Experts................................7
                                                         June 3, 1997
========================================    ====================================